Bestway Coach Express Inc.
2 Mott Street, 7th Floor
New York, NY 10013

February 9, 2006

By EDGAR Transmission and by Hand Delivery

Edward M. Kelly, Esq. Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re:	Bestway Coach Express Inc.
Amendment 3 to Registration Statement on Form 10-SB
Filed January 25, 2006
File Nos. 0-51437.

Dear Mr. Kelly:

On behalf of Bestway Coach Express Inc. (Bestway or the Company), we hereby submit Bestway’s responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated January 31, 2006, providing the Staff’s comments with respect to the above referenced registration statement (the Registration Statement).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Bestway. References in this letter to “we”, “us” and “our” refer to Bestway unless the context indicates otherwise.

Report of Independent Registered Public Accounting Firm, page F-2

1.
Your response to our prior comment 11 is unclear to us. We note your explanation that the restatement was “due to circumstances occurring prior to the original audit report date.” As stated in AU 530, paragraph 01, “Generally, the date of completion of the field work should be used as the date of the independent auditor’s report.” If these circumstances occurred prior to the audit report date, it is unclear to us how this would result in a restatement if an audit report was not issued prior to the identification of these items.

Response: We acknowledge your comment and have made the necessary changes to the date of the Report of Independent Registered Public Accounting Firm for the audit of the financials for the year ended November 30, 2004.

Statement of Operations, page F-3 (Interim)

2.
Your response to our prior comment 12 is unclear in that paragraph 45 of SFAS No. 144 only refers to the sale of assets classified as “held for sale.” As stated in the Summary section of SFAS No. 144, this Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Per paragraph 27 of SFAS No. 144, a long-lived asset to be exchanged “shall continue to be classified as held and used until disposed of.” We report our prior comment to present the line item “Loss on trade-in of assets under capitalized leases” as a component of income from operations in accordance with paragraph 45 of SFAS No. 144.

Response: We acknowledge your comment and have made the necessary changes to the Unaudited Consolidated Statements of Operations for the three and nine months ended August 31, 2005.

As requested in the Staff’s comment letter, we hereby inform you that we acknowledge and agree that:

-	Bestway is responsible for the adequacy and accuracy of the disclosures in the filings.

-	The Commission’s comments or changes to disclosures in response to Bestway’s comments do not foreclose the Commission from taking any action on the filings.

-	Bestway may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 608-8988 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

BESTWAY COACH EXPRESS, INC.

By:	/s/ Wilson Cheng
Wilson Cheng
Chairman, Chief Executive Officer, President and Treasurer.